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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 3 FOR THE MONTH OF APRIL, 2000




                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
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                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F  X  Form 40-F
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No  X
                                      ---    ---

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                              VISIBLE GENETICS INC.

      On April 25, 2000, we entered into a worldwide licensing and collaboration agreement with PE Biosystems Group whereby we gain access to certain patents and intellectual property owned or exclusively licensed by PE Biosystems. The agreement enables us to utilize certain PE Biosystems technology to manufacture and sell DNA sequencing instruments, as well as manufacture and sell clinical sequencing kits to run on DNA sequencing instruments manufactured by us, PE Biosystems and other third parties. In addition, PE Biosystems will collaborate with us to provide access to technology to facilitate our development and commercialization of new diagnostic tests using the licensed technology, particularly as it relates to the detection of disease states, genetics markers and infectious processes.

      The intellectual property includes two patents licensed to PE Biosystems from the California Institute of Technology, Patent Nos. 5,171,534 and 5,821,058. These are the patents at issue in a patent infringement suit filed by PE Biosystems against us which had been previously announced, and which now has been withdrawn. In addition, we gain access to other PE Biosystems chemistry patents, which are enabling for the manufacture of certain reagent products to be used on PE Biosystems manufactured instruments, as well as third party sequencing instruments.

      We will pay PE Biosystems a total licensing fee of $25.0 million over a period of four years, and will also make royalty payments to PE Biosystems based on sales in return for access to the PE Biosystems technology and installed instrument customer base. We may terminate the agreement upon 60 days written notice to PE Biosystems and either party may terminate the agreement under certain other limited circumstances.

      This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporates by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-32258) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          VISIBLE GENETICS INC.


Date: April 25, 2000                      By: /S/ RICHARD T. DALY
                                              -------------------
                                           Name:  Richard T. Daly
                                           Title: President and CEO